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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 12)

                           REGENCY REALTY CORPORATION
       ------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   758939 10 2
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                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 18, 2001
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                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                        (Continued on following pages)
                               (Page 1 of 5 Pages)
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


                                 SCHEDULE 13D/A
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   CUSIP NO. 758939 10 2                                      Page 2 of 5
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1.    NAMES OF REPORTING PERSONS
      Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      36-3692698

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]

                                                                  (b)  [ ]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

      BK, OO

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

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  Number of       7.  SOLE VOTING POWER

   Shares            34,273,236
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          34,273,236
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,326

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      60.2%

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14.   TYPE OF REPORTING PERSON

                  CO

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


                                 SCHEDULE 13D/A
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----------------------------                           -------------------------

   CUSIP NO. 758939 10 2                                      Page 3 of 5
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1.    NAMES OF REPORTING PERSONS
      SC Realty Incorporated
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]

                                                                  (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

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  Number of       7.  SOLE VOTING POWER

   Shares            34,273,236
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          34,273,236
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,326

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      60.2%

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14.   TYPE OF REPORTING PERSON

                  CO

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


            This Amendment No. 12 is filed by Security Capital Group Incorporated ("Security Capital Group Incorporated"), a Maryland corporation, and SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group Incorporated, SC-Realty, Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty, and Arden Square Holdings Sarl (f/k/a Security Capital Shopping Center I Sarl), Blossom Valley Holdings Sarl (f/k/a Security Capital Shopping Center II Sarl), Cooper Street Plaza Holdings Sarl (f/k/a Security Capital Shopping Center III Sarl), Dallas Holdings Sarl (f/k/a Security Capital Shopping Center IV Sarl), El Camino Holdings Sarl (f/k/a Security Capital Shopping Center V Sarl) and Friars Mission Holdings Sarl (f/k/a Security Capital Shopping Center VI Sarl), each a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Holdings (collectively, the "Shopping Center Subsidiaries"),. This Amendment No. 12 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Corporation, a Florida corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

            On January 17, 2001 and January 18, 2001, Holdings and the Shopping Center Subsidiaries made a distribution of all of their assets including the Common Stock to its sole shareholder, SC-Realty and as a result Security Capital Group through its ownership of SC-Realty, beneficially own all of the shares of Common Stock formerly owned by Holdings and the Shopping Center Subsidiaries, and Holdings and the Shopping Center Subsidiaries have ceased to beneficially own any shares of Common Stock.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------
                                            Name: Jeffrey A. Klopf
                                            Title:Senior Vice President
                                                  and Secretary


                                         SC REALTY INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------
                                            Name: Jeffrey A. Klopf
                                            Title: Secretary
            January 29, 2001